CUSIP No. 900262-502

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                        TURNER BROADCASTING SYSTEM, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   900262-502
                                 (CUSIP Number)

                             Stephen M. Brett, Esq.
                     Sr. Vice President and General Counsel
                           Tele-Communications, Inc.
                (name changed from TCI/Liberty Holding Company)
                     5619 DTC Parkway, Englewood, CO  80111
                                 (303) 267-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 4, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

Check the following box if a fee is being paid with this statement (x). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 11 Pages

CUSIP No. 900262-502

                                                              Page 2 of 11 Pages

________________________________________________________________________________
         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 TELE-COMMUNICATIONS, INC.
                 84 - 1260157
________________________________________________________________________________
         (2)     Check the Appropriate Box if a Member of a Group
                                                               (a)      ( )
                                                               (b)      ( )
________________________________________________________________________________
         (3)     SEC Use Only
________________________________________________________________________________
         (4)     Source of Funds
                 AF
________________________________________________________________________________
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)                            ( )
________________________________________________________________________________
         (6)     Citizenship or Place of Organization
                 Delaware
________________________________________________________________________________
 Number of       (7)      Sole Voting Power                 29,723,758 Shares*
Shares Bene-     _______________________________________________________________
 ficially        (8)      Shared Voting Power               453,838 Shares*
 Owned by        _______________________________________________________________
Each Report-     (9)      Sole Dispositive Power            29,723,758 Shares*
ing Person       _______________________________________________________________
   With          (10)     Shared Dispositive Power          453,838 Shares
________________________________________________________________________________
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            30,177,596 Shares*
________________________________________________________________________________
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares                                     ( )
________________________________________________________________________________
         (13)    Percent of Class Represented by Amount in Row (11)
                          22.0%*
________________________________________________________________________________
         (14)     Type of Reporting Person
                          HC


__________________________________

     *Figures do not include (i) shares issuable pursuant to derivative securities referred to in Item 1, 2 and 5 hereof, nor (ii) shares of equity securities of the Company, record title to which is in Lenfest Communications, Inc., beneficial ownership of which is disclaimed by the Reporting Person.

CUSIP No. 900262-502

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                           TELE-COMMUNICATIONS, INC.
                (name changed from TCI/Liberty Holding Company)


                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                        TURNER BROADCASTING SYSTEM, INC.
                          (Commission File No. 0-9334)
              ___________________________________________________



ITEM 1.  Security and Issuer

                 The class of equity securities to which this Statement relates is the Class B common stock, par value $.0625 per share (the "Class B Common Stock") issued by Turner Broadcasting System, Inc., a Georgia corporation (the "Issuer" or the "Company"), which has its principal executive offices at One CNN Center, Atlanta, Georgia 30348.

                 This Statement also includes the following derivative securities: (a) shares of the Issuer's Class C Convertible Preferred Stock, each of which is presently convertible into six (6) shares of the Issuer's Class B Common Stock; and (b) Rights, IF ANY, exercisable within 60 days, to acquire beneficial ownership of any of the Issuer's equity securities, by way of anti-dilution or pre-emptive or other privileges.


ITEM 2.  Identity and Background

                 This Statement is being filed by Tele-Communications, Inc. ("New TCI"; Commission File No. 033-54263; I.R.S. Identification No. 84-1260157; name changed from TCI/Liberty Holding Company), a Delaware corporation, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

                 Said Reporting Person is principally engaged in the acquisition, development and operation of cable television systems, assets and programming interests, and, through its subsidiaries and affiliates, operates cable television systems throughout the continental United States and Hawaii.





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CUSIP No. 900262-502

                 Schedule 1 attached to this Schedule 13D contains the following information concerning each director and executive officer of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

                 To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither the Reporting Person nor any of the
Schedule 1 Persons (to its' knowledge) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither it nor any of the Schedule 1 Persons (to its' knowledge) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 On August 4, 1994, at Special Meetings of Stockholders of, respectively, Tele-Communications, Inc. ("Old TCI"; Commission File No. 0-5550; I.R.S. Identification No. 84-588868) and Liberty Media Corporation ("LMC"), there was approved and adopted an Agreement and Plan of Merger, dated as of January 27, 1994, as amended, which provided for, among other things, the Business Combination of Old TCI and LMC resulting in their becoming wholly owned subsidiaries of TCI/Liberty Holding Company, which was renamed "Tele-Communications, Inc." (hereinafter sometimes referred to as "New TCI"), effective upon certain filings which occurred on August 4, 1994 (the "Effective Date").

                 The foregoing summary of the Business Combination is hereby qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Proxy Statement of LMC and Old TCI and the Prospectus of TCI/Liberty Holding Company heretofore filed on June 23, 1994, by said parties as part of Registration Statement (No. 33-54263 on Form S-4), which, as amended, was ordered effective on June 28, 1994, and which are incorporated herein by reference and so filed herewith as Exhibit A (see Item
7).

                 As heretofore publicly disclosed, the mentioned Business Combination is to be treated as a "consolidation" wherein, although the direct or indirect legal title to certain programming interests and cable television assets of LMC and Old TCI remain unchanged, the beneficial ownership thereof now belongs to New TCI. New TCI is now a publicly held company subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and will, commencing herewith, henceforth be a Reporting Person in respect of the securities of the Company beneficially owned by it. Old TCI and LMC are now no longer publicly held Reporting Persons under the Act, but each is now a wholly owned subsidiary of New TCI.

                 New TCI is filing this Statement because it is currently the beneficial owner, pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of more than 5% of the outstanding shares of the Company's Class B Common Stock. The record title to all 30,177,596 shares of the Class B Common Stock beneficially owned by New TCI is held in the name of one of Old TCI's or LMC's subsidiaries. The 30,177,596 shares of the Class B Common Stock beneficially so owned by New TCI represents 22.0% of the 137,306,494 shares of Class B Common Stock outstanding as of May 25, 1994. The record title to all 6,037,080 shares of Class C Convertible Preferred Stock beneficially so owned by New TCI represents 48.7% of the





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CUSIP No. 900262-502

12,396,976 shares of the Class C Convertible Preferred Stock outstanding as of July 4, 1994. (See Item 5, below.)

                   The number of shares of the Class B Common Stock and of Class C Convertible Preferred Stock outstanding was provided by officers of the Company.


ITEM 3.  Source and Amount of Funds or Other Consideration

                 In addition to the consideration furnished by the Business Combination disclosed in Item 2, hereof, Old TCI and LMC retained their respective direct or indirect legal title to the securities (including the derivative securities described in Item 1), but the beneficial ownership of all of said interests is now in New TCI.


ITEM 4.  Purpose of Transaction

                 Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in:
(i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

                 Notwithstanding the foregoing, the Reporting Person may determine to change its investment intent with respect to the Company at any
time in the future.   In reaching any conclusion as to its future course of
action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Class B Common Stock of the Company. The Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of Class B Common Stock of the Company in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of Class B Common Stock of the Company or to change its intention with respect to any or all of the matters referred to in this Item.





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CUSIP No. 900262-502

ITEM 5.  Interest in Securities of the Issuer

                 The legal entities through which New TCI derived its beneficial interests in: (i) an aggregate 30,177,596 shares of Class B Common Stock; and (ii) an aggregate 6,037,080 shares of Class C Convertible (into 6 shares of Class B Common Stock each), results from its present sole ownership of Old TCI and LMC, and said entities' respective holdings, are shown in tables I (Old TCI) and II (LMC) below, as follows:


                                    TABLE I


                                                                          Holdings
                                                            ----------------------------------
         Entity                                             Cl B Common              Cl C Pfd.
         ------                                             -----------              ---------
Communications Capital Corp. (1)                            23,806,257
UA II Turner Investment, Inc. (1)                            5,355,882
TCI Turner Preferred, Inc. (1)                                                          34,245
United Cable Turner Investment, Inc. (1)                                             5,820,452
TCI TKR of Southern Kentucky, Inc. (2)                         372,711
Heritage Communications, Inc. (3)                              113,376                  34,854
WestMarc Development Joint Venture (4)                          75,532
                                                            ----------               ---------
                                                            29,723,758               5,889,551

__________________
(1)      Wholly owned subsidiary of Old TCI
(2) Old TCI has an indirect majority (70%) interest in TKR Limited Partnership, which is the sole stockholder of TCI TKR of Southern Kentucky, Inc. A minority (30%) interest in TCI TKR Limited Partnership is owned by SCI Cable Partners, of which last named, LMC and Knight Ridder Cablevision, Inc. each own 50%. Through its 50% interest in SCI Cable Partners, LMC holds a 15% interest in TCI TKR Limited Partnership, which in turn has an interest in certain securities of the Issuer.
(3)      Majority owned subsidiary of Old TCI
(4) Wholly owned subsidiary of WestMarc Communications, Inc., which is a wholly owned subsidiary of Old TCI.

                                    TABLE II


                                                                Holdings
                                                 -----------------------------------
         Entity                                  Cl B Common                Cl C Pfd.
         ------                                  -----------                ---------
Lenfest Communications, Inc. (A)                   285,381
TKR Cable Company (B)                              453,838                   147,529
                                                   -------                   -------
                                                   739,219                   147,529

_________________________
(A) 50% owned subsidiary of LMC; the Reporting Person disclaims beneficial ownership of securities held by Lenfest Communications, Inc.
(B)      50% owned subsidiary of TKR Cable Company





                                    6 of 11
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CUSIP No. 900262-502

                 (a) As described in Item 2, hereof, the Reporting Person presently beneficially owns a total of 30,177,596 shares of the Company's Class B Common Stock which represents 22.0% of the outstanding Class B Common Stock.

                 (b) The Reporting Person has the SOLE power to vote or to direct the voting of 29,723,758 shares of the Class B Common Stock that it beneficially owns and has the SOLE power to dispose of, or to direct the disposition of 29,723,758 shares of the Class B Common Stock that it beneficially owns. The Reporting Person has SHARED power to vote or to direct the voting of 453,838 shares of the Company's Class B Common Stock and has SHARED power to dispose of or to direct the disposition of the 453,838 shares of the Company's Class B Common Stock that it beneficially owns. It also has SOLE voting and investment power over up to 35,337,306 shares of Class B Common Stock and SHARES voting and investment power over up to 885,174 shares of Class B Common Stock which may hereafter be issued by the Company pursuant to the derivative securities herein above referred to in this Item 5.

                 (c) Except as otherwise reported herein, neither the Reporting Person nor, to its knowledge, any of the Schedule 1 Persons has executed transactions in the Class B Common Stock of the Company during the Past sixty (60) days. Prior to said time, beneficial interests in the Issuer's Common Stock was acquired by the following Schedule 1 Persons: Mr. Bernard W. Schotters, II, who so acquired 1,000 shares of Class A Common Stock; Mr. Peter
R. Barton, who so acquired 600 shares of Class A Common Stock and 300 shares of Class B Common Stock; Mr. Fred A. Vierra, who so acquired 950 shares of Class A Common Stock; and Mr. R. E. Turner, who so acquired claimed beneficial interests in 55,224,754 Class A Common shares and 29,489,968 Class B Common shares of the Issuer. Said respective interests in securities of the Issuer are now each so held by said Persons.

                 (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock beneficially owned by the Reporting Person, except its wholly owned subsidiaries, Old TCI and LMC, and then only for the benefit of the Reporting Person.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 There are presently no contracts, arrangements, understandings or relationships among the Reporting Person and other persons with respect to the Class B Common Stock of the Company nor with respect to the derivative securities referred to in Items 1, 2 and 5, hereof, pursuant to which legal title to additional shares may be issued to subsidiaries of Old TCI and LMC, and then only for the benefit of the Reporting Person, EXCEPT as disclosed in Exhibits B, C and D hereto, described in Item 7, below.


ITEM 7.  Material to be Filed as Exhibits

         A. Registration Statement on Form S-4, filed by TCI/Liberty Holding Company on June 23, 1994 and thereafter amended and ordered effective June 28, 1994, under Commission File No. 33-54263, which is hereby incorporated by this reference.

                 The following Exhibits are hereby incorporated by reference to the initial Schedule 13 D, dated June 11, 1987, filed June 15, 1987, by Old TCI in respect of the Company, under Commission File No. 0-9334, as thereafter amended:





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CUSIP No. 900262-502


         B. Investors Agreement, Shareholders' Agreement, Time/TCI Agreement and Voting Agreement, filed, respectively, as Exhibits F, G, H and I in the mentioned initial Schedule 13 D.

         C.      First Amendment to Shareholders' Agreement, filed as Exhibit
(a) to Amendment No. 5, dated August 9, 1988 and filed August 10, 1988 to the mentioned Schedule 13 D.

                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the entity whose signature appears below constitutes and appoints Terrel E. Davis, its Associate General Counsel, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on
Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  August 5, 1994                     TELE-COMMUNICATIONS, INC.



                                          By: /s/ STEPHEN M. BRETT
                                              Stephen M. Brett
                                              Sr. Vice President and
                                              General Counsel





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CUSIP No. 900262-502

                                   SCHEDULE 1


             Directors, Executive Officers and Controlling Persons
                                       of
                       Tele-Communications, Inc. ("TCI")
                (name changed from TCI/Liberty Holding Company)

                                                                                     Principal Business
                                                                                     or Organization in
                              Principal Occupation and                               Which Such Employment
Name                              Business Address                                   Is Conducted
- ----                          ------------------------                               ---------------------
Bob Magness                   Chairman of the Board and                              Acquisition, development
                              Director of TCI                                        and operation of cable
                              5619 DTC Parkway                                       television systems and cable
                              Englewood, CO  80111                                   television programming

John C. Malone                President and Chief Executive                          Acquisition, development
                              Officer and Director of TCI                            and operation of cable
                              5619 DTC Parkway                                       television systems and cable
                              Englewood, CO  80111                                   television programming


Donne F. Fisher               Executive Vice President,                              Acquisition, development
                              Treasurer, and Director of TCI                         and operation cable
                              5619 DTC Parkway                                       television systems and cable
                              Englewood, CO  80111                                   television programming


John W. Gallivan              Director of TCI;                                       Newspaper publishing
                              Chairman of the Board
                              Kearns-Tribune Corporation
                              400 Tribune Building
                              Salt Lake City, UT  84111

Anthony Lee Coelho            Director of TCI;                                       Investment Services
                              President and CEO of
                              Wertheim Schroder Investment
                              Services, Inc.
                              787 7th Avenue, 5th Floor
                              New York, NY  10019

Kim Magness                   Director of TCI;                                       Ranching and horse
                              Manages family business                                breeding
                              interests, principally in
                              ranching and breeding Arabian horses;
                              1470 South Quebec Way #148
                              Denver, CO  80231





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CUSIP No. 900262-502

                                                                                     Principal Business
                                                                                     or Organization in
                                  Principal Occupation and                           Which Such Employment
Name                                  Business Address                               Is Conducted
- ----                              ------------------------                           ---------------------
Robert A. Naify               Director of TCI;                                       Motion Picture
                              President and C.E.O. of                                Industry
                              Todd-AO Corporation;
                              172 Golden Gate Avenue
                              San Francisco, CA  94102


Jerome H. Kern                Director of TCI; Senior                                Law
                              Partner in Baker & Botts, L.L.P.,
                              885 Third Avenue, Suite 1900
                              New York, NY  10022


Gary K. Bracken               Senior Vice President &                                Acquisition, development
                              Controller of TCI Communications, Inc.                 and operation of cable
                              5619 DTC Parkway                                       television systems and cable
                              Englewood, CO  80111                                   television programming


Stephen M. Brett              Executive Vice President, Secretary                    Acquisition, development
                              and General Counsel of TCI                             and operation of cable
                              5619 DTC Parkway                                       television systems and cable
                              Englewood, CO  80111                                   television programming


Brendan R. Clouston           Executive Vice President of TCI                        Acquisition, development
                              5619 DTC Parkway                                       and operation of cable
                              Englewood, CO  80111                                   television systems and cable
                                                                                     television programming


Barry Marshall                Chief Operating Officer of                             Acquisition, development
                              TCI Cable Management Corporation                       and operation of cable
                              5619 DTC Parkway                                       television systems and cable
                              Englewood, CO 80111                                    television programming

Larry E. Romrell              Executive Vice President of TCI                        Acquisition, development
                              5619 DTC Parkway                                       and operation of cable
                              Englewood, CO 80111                                    television systems and cable
                                                                                     television programming

Bernard W.                    Senior Vice President & Treasurer                      Acquisition, development
 Schotters, II                of TCI Communications, Inc.                            and operation of cable
                              5619 DTC Parkway                                       television systems and cable
                              Englewood, CO  80111                                   television programming





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CUSIP No. 900262-502

                                                                                     Principal Business
                                                                                     or Organization in
                                  Principal Occupation and                           Which Such Employment
Name                                  Business Address                               Is Conducted
- ----                              ------------------------                           ---------------------
J.C. Sparkman                 Executive Vice President of TCI                        Acquisition, development
                              5619 DTC Parkway                                       and operation of cable
                              Englewood, CO  80111                                   television systems and cable
                                                                                     television programming

Robert N. Thomson             Senior Vice President, Government                      Acquisition, development
                              Affairs, of TCI Communications, Inc.                   and operation of cable
                              5619 DTC Parkway                                       television systems and cable
                              Englewood, CO  80111                                   television programming


R. E. Turner                  Director of TCI;                                       Cable Industry
                              Chairman of the Board and
                              President of Turner Broadcasting
                              System, Inc. since 1970
                              One CNN Center, 14th Fl North
                              Atlanta, GA  30303


Fred A. Vierra                Executive Vice President of TCI                        Acquisition, development
                              5619 DTC Parkway                                       and operation of cable
                              Englewood, CO  80111                                   television systems and cable
                                                                                     television programming


Peter R. Barton               Executive Vice President of TCI                        Acquisition, development
                              5619 DTC Parkway                                       and operation of cable
                              Englewood, CO  80111                                   television systems and cable
                                                                                     television programming





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